CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$196.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)

Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $312,427.75 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $196.50 offset against the registration fee due for this offering and of which $312,231.25 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1396 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 129-I dated April 10, 2008	Registration Statement No. 333-130051 Dated July 3, 2008 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$5,000,000
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate due July 21, 2023

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 21, 2023, subject to postponement as described below.
  The notes are designed for investors who seek fixed-rate interest payments for the Initial Interest Periods, as defined below, and then floating-rate interest payments linked to the spread between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate, which we refer to as Longer-Term CMS Rate and Shorter-Term CMS Rate, respectively, while seeking full principal protection at maturity.
  At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 129-I, will supersede the terms set forth in product supplement no. 129-I.
  The notes priced on July 3, 2008 and are expected to settle on or about July 21, 2008.

Key Terms

Maturity Date:	If the notes have not been redeemed, July 21, 2023, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole or in part, on the 21st calendar day of January, April, July and October of each year (each such date, a “Redemption Date”), commencing July 21, 2009. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the Redemption Date. We will provide notice of redemption at least 5 calendar days prior to the applicable Redemption Date.

Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows:
$1,000 x Interest Rate x (number of days in the Interest Period / 360), where the number of days in the Interest Period will be calculated on the basis of a year of 360 days with twelve months of thirty days each.
Interest Rate:

(1) With respect to each Initial Interest Period, the Initial Interest Rate of 13.25% per annum, and (2) with respect to each Interest Period following the final Initial Interest Period, a rate per annum equal to the product of (i) the Leverage Factor and (ii) the CMS Spread on the applicable Determination Date.

Notwithstanding the foregoing, in no event will the Interest Rate for any Interest Period (other than the Initial Interest Periods) be less than the Minimum Rate of 0.00% per annum or greater than the Maximum Rate of 13.00% per annum.

Leverage Factor:

(i) 12 for the Interest Periods from and including July 21, 2009 to but excluding July 21, 2013, and (ii) 15 for the Interest Periods from and including July 21, 2013 to but excluding the Maturity Date.

Initial Interest Periods:	The Interest Periods from and including the issue date for the notes to but excluding July 21, 2009.
Longer-Term CMS Rate and Shorter-Term CMS Rate:

For each Determination Date, each of Longer-Term CMS Rate and Shorter-Term CMS Rate (each, a “CMS Rate” and together, the “CMS Rates”) refers to the rate for U.S. Dollar swaps with a Designated Maturity of 30 years and 2 years, respectively, that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on such Determination Date, as determined by the calculation agent. If on such Determination Date the applicable CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine the applicable CMS Rate in accordance with the procedures set forth in the accompanying product supplement no. 129-I under “Description of Notes — Interest.”

CMS Spread:	For each Determination Date, the Longer-Term CMS Rate minus the Shorter-Term CMS Rate.
Determination Date:	For each Interest Period (other than the Initial Interest Periods), two U.S. Government Securities Business Days immediately prior to the beginning of the applicable Interest Period.
Other Key Terms:	Please see “Additional Key Terms” in this pricing supplement for other key terms.

Investing in the Callable Leveraged Floating Rate Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 129-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under “Use of Proceeds” in product supplement no. 129-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$30	$970

Total	$5,000,000	$150,000	$4,850,000

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $30.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-19 of the accompanying product supplement no. 129-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 3, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 129-I dated April 10, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 3, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 129-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 129-I dated April 10, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002035/e31202-424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Period:

The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date or, if the notes have been redeemed prior to the first Interest Payment Date, ending on but excluding the applicable Redemption Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Interest Payment Dates:

Interest on the notes will be payable quarterly in arrears on the 21st calendar day of January, April, July and October of each year (each such date, an “Interest Payment Date”), commencing October 21, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed. See “Selected Purchase Considerations — Quarterly Interest Payments” in this pricing supplement for more information.

Designated Maturity:	For Longer-Term CMS Rate, 30 years; for Shorter-Term CMS Rate, 2 years.
U.S. Government Securities Business Day:

Any day, unless otherwise specified in the relevant terms supplement, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Initial Interest Rate:	With respect to each Initial Interest Period, 13.25% per annum.
Minimum Rate:	0.00% per annum.
Maximum Rate:	13.00% per annum.
CUSIP:	48123LEC4

Supplemental Information Relating to the Terms of the Notes

For purposes of the notes, the following sentence will replace the last sentence of the first paragraph under “General Terms of Notes—Payment Upon an Event of Default” in the accompanying product supplement no. 129-I:

In such case, interest will be calculated on the basis of a 360-day year of twelve 30-day months, the actual number of days in such adjusted Interest Period and will be based on (1) the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period or (2) if such adjusted Interest Period falls within an Initial Interest Period, the Initial Interest Rate.

JPMorgan Structured Investments —
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

PS-1

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY OR UPON EARLY REDEMPTION — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity or if we redeem the notes, regardless of the CMS Spread. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — The notes offer quarterly interest payments at the applicable Interest Rate. Interest for the Initial Interest Periods will accrue at a rate equal to 13.25% per annum. Thereafter, interest for each Interest Period, if any, will accrue at a rate equal to either (i) for the Interest Periods from and including July 21, 2009 to but excluding July 21, 2013, the CMS Spread multiplied by 12 on the applicable Determination Date, subject to the Minimum Rate and the Maximum Rate or (ii) for the Interest Periods from and including July 21, 2013 to but excluding the Maturity Date, the CMS Spread multiplied by 15 on the applicable Determination Date, subject to the Minimum Rate and the Maximum Rate. Interest, if any, will be payable quarterly in arrears on the 21st calendar day of January, April, July and October of each year (each such date, an “Interest Payment Date”), commencing October 21, 2008, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed.
  POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole or in part, on the 21st calendar day of January, April, July and October of each year (each such date, a “Redemption Date”), commencing July 21, 2009, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the applicable Redemption Date.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You and we agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us (with certain adjustments to reflect the difference, if any, between the actual and projected amounts of the payments on the notes), which will likely differ from the amounts you receive in a taxable year. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  We have determined that the “comparable yield” is an annual rate of 4.919%, compounded quarterly. To obtain the projected payment schedule, contact a Certified Financial Analyst at the Global Securities Group Desk at 212-834-3723. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 129-I dated April 10, 2008.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES (AFTER THE INITIAL INTEREST PERIODS) IS NOT FIXED AND IS VARIABLE — The rate of interest paid by us on the notes for each Interest Period (other than the Initial Interest Periods) is not fixed, but will vary depending, in part, on the CMS Spread, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the CMS Rates, does not actually pay at such rates. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the CMS Rates.
  THE INTEREST RATE ON THE NOTES IS BASED ON THE CMS SPREAD, WHICH MAY RESULT IN AN INTEREST RATE OF ZERO — The CMS Rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors. The effect that any single factor may have on the CMS Rates may be partially offset by other factors. We cannot predict the factors that may cause the CMS Spread to increase or decrease. A decrease in a positive CMS Spread will result in a reduction of the Interest Rate payable for the corresponding Interest Period (other than the Initial Interest Periods). A negative CMS Spread will cause the interest rate for the corresponding Interest Period to be equal to the Minimum Rate, which may be zero. The amount of interest you accrue on the notes in any Interest Period (other than the Initial Interest Periods) may decrease even if either or both of the CMS Rates increases. Interest during any Interest Period (other than the Initial Interest Periods) may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

JPMorgan Structured Investments —
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

PS-2
  THE INTEREST RATE ON THE NOTES FOR ANY INTEREST PERIOD (OTHER THAN THE INITIAL INTEREST PERIODS) WILL NOT BE GREATER THAN 13.00% PER ANNUM — The Interest Rate for the Initial Interest Periods is a fixed rate of 13.25% per annum and the Interest Rate for the subsequent Interest Periods will be subject to the Maximum Rate of 13.00% per annum. This Maximum Rate will limit the amount of interest you may receive for each such subsequent Interest Period. As a result, if the Interest Rate for any such subsequent Interest Period without taking into consideration the Maximum Rate would have been greater than the Maximum Rate, the notes will provide less interest income than an investment in a similar instrument that is not subject to a maximum interest rate.
  IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL MOST LIKELY BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE OVER THE TERM OF THE NOTES IF HELD TO MATURITY — Commencing July 21, 2009, and on any other Redemption Date thereafter, the notes are subject to redemption by us, in whole or in part, as we may elect. If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15th calendar date prior to the applicable Redemption Date, accrued and unpaid interest to but excluding such Redemption Date. The aggregate amount of interest paid to you will most likely be less than the aggregate amount of interest payable at maturity. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly. If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity and you may not be able to reinvest your funds at the same rate as provided by the notes.
  THE CMS SPREAD WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest, if any, payable on notes will depend on the CMS Spread. A number of factors can affect the CMS Spread by causing changes in the relative values of the CMS Rates including, but not limited to:
    changes in, or perceptions, about future CMS Rates;
    general economic conditions;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.
  THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH THE ACTUAL CMS RATES — The determination of the Interest Rate payable for any Interest Period (other than the Initial Interest Periods) will be based, in part, on the CMS Spread, but it will not directly correlate with actual CMS Rates. We will use the CMS Rates on each Determination Date to determine the CMS Spread on the such Determination Date, which are in turn used to determine the Interest Rate for the Interest Period corresponding to such Determination Date.
  THE CMS RATES MAY BE VOLATILE — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:
    sentiment regarding underlying strength in the U.S. and global economies;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Increases or decreases in the CMS Rates could result in the corresponding CMS Spread decreasing or being negative and thus in the reduction of interest payable on notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

JPMorgan Structured Investments —
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

PS-3
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the CMS Rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
    the expected volatility of the CMS Rates;
    the CMS Spread;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Calculation of the Interest Rate for an Interest Period

The following examples illustrate how to calculate the Interest Rate for an Interest Period (other than the Initial Interest Periods). The hypothetical CMS Rates, CMS Spreads and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual CMS Rates, CMS Spread or Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Longer-Term CMS Rate is 4.50% and the Shorter-Term CMS Rate is 3.70%. Because the Longer-Term CMS Rate of 4.50% is greater than the Shorter-Term CMS Rate of 3.70%, the CMS Spread is positive and is equal to 0.80%. Accordingly, the Interest Rate is calculated as follows:

For an Interest Period with a Leverage Factor of 12:	12 x 0.80% = 9.60% per annum
For an Interest Period with a Leverage Factor of 15:	15 x 0.80% = 12.00% per annum

Example 2: The Longer-Term CMS Rate is 5.10% and the Shorter-Term CMS Rate is 3.60%. Because the Longer-Term CMS Rate of 5.10% is greater than the Shorter-Term CMS Rate of 3.60%, the CMS Spread is positive and is equal to 1.50%. Because the CMS Spread of 1.50% multiplied by either 12 or 15 would be greater than the Maximum Rate of 13.00%, the Interest Rate is equal to the Maximum Rate of 13.00% per annum.

Example 3: The Longer-Term CMS Rate is 4.200% and the Shorter-Term CMS Rate is 4.215%. Because the Longer-Term CMS Rate of 4.200% is less than the Shorter-Term CMS Rate of 4.215%, the CMS Spread is negative. Because the Interest Rate may not be less than the Minimum Rate of 0.00%, the Interest Rate is equal to the Minimum Rate of 0.00% per annum.

Historical Information

The following graph sets forth the daily historical performance of the CMS Rates and the CMS Spread from January 2, 2003 through July 3, 2008. The Longer-Term CMS Rate on July 3, 2008 was 5.039%. The Shorter-Term CMS Rate on July 3, 2008 was 3.525%. The CMS Spread on July 3, 2008 was 1.514%.

We obtained the CMS Rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical CMS Rates and CMS Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the CMS Spread on any Determination Date. We cannot give you assurance that the performance of the CMS Rates and the CMS Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

JPMorgan Structured Investments —
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

PS-4

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this pricing supplement, which will be the eleventh business day following the pricing date of the notes (this settlement cycle being referred to as T+11). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the seven succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments —
Callable Leveraged Floating Rate Notes Linked to the Spread Between the 30-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

PS-5